FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated July 31, 2024 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 31, 2024	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.®

We create to share



Financial Results for the 2nd Quarter of 2024

July 31, 2024

Our Executives

Semiramis Paliou



Director &
Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director,
Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Chief Accounting Officer

Our Company's confidence stems from our established track record

DSX LISTED NYSE

Financial Results for the 2nd Quarter of 2024

DSX
LISTED
NYSE

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



DSX
LISTED
NYSE

Diana's Key Points

38% NET DEBT/MARKET VALUE[1]

US$140m OF CASH[2]

US$145.7 m SECURED REVENUES[3]

10.97 years
AVERAGE AGE

4.4m DWT
CARRYING CAPACITY

99.5%
AVERAGE FLEET UTILIZATION SINCE INCEPTION[4]

12 groups
OF SISTER VESSELS



Ultramax
12%
Newcastlemax
19%
Panamax
11%
Kamsarmax
11%
Post-Panamax
10%
Capesize
37%

FOUNDED
1972

11.9 MT Cargo Carried[2]

1001 employees[2]
ACROSS SEA & ASHORE

LISTED SINCE
2005

GLOBAL
OPERATIONS

STRONG
ESG FOCUS

39 vessels
ON THE WATER[5]

5 vessels
MORTGAGE FREE

2 newbuildings
TO BE DELIVERED WITH METHANOL DUAL-FUEL PROPULSION

Source: Company Information
Note 1) Fleet market values as of June 30, 2024. Total market value also includes Company's investments and property as of June 30, 2024..
Note 2) As of June 30, 2024
Note 3) As of July 24, 2024
Note 4) For the six months ended June 30, 2024.
Note 5) 33 vessels are managed by Diana Shipping Services S.A. and 6 vessels are managed by Diana Wilhelmsen Management Limited

Recent Developments

- 8 vessels re-chartered YTD with an average charter rate increase of 11% against high quality counterparts.
- Engages in ongoing collaboration with banks and business partners, demonstrating a steadfast commitment to optimizing our capital structure and enhancing operational flexibility.

YTD re-chartering activity

VESSEL	TYPE	BUILT	RATE	VS.OLD
Polymnia	Post-Panamax	2012	$17,500	17%
Electra	Post-Panamax	2013	$14,000	-3%
Alcmene	Post-Panamax	2010	$13,150	-18%
Myrsini	Kamsarmax	2010	$17,100	14%
Los Angeles	Newcastlemax	2012	$28,700	62%
Atalandi	Panamax	2014	$14,600	-8%
DSI Polaris	Ultramax	2018	$15,400	18%
Alcmene	Post-Panamax	2010	$13,350	2%

- Declared a cash dividend in the amount of US$0.075 per common share for the second quarter of 2024.

- Issued US$150m Senior Unsecured Bond in Oslo Stock Exchange, maturing in July 2029 with a fixed rate coupon of 8.75%. The net proceeds from the bonds were used to refinance all of the Company's US$125 million senior unsecured bond due 2026.
- Raised US$25.3m from the exercise of 6,330,511 warrants under the on-going warrant program to purchase common shares for cash as of July 24, 2024. A further US$65.1m could be raised under the scope of the program.
- Signed a term loan facility with Nordea Bank, secured by 10 vessels, and drew down US$167.3m to refinance two existing term loan facilities with the bank, releasing 2 previously financed vessels.
- As of July 24, 2024, we have secured US$76.8 million of contracted revenues for 74% of the remaining ownership days of the year 2024 and have secured US$68.9 million of contracted revenues for 26% of the ownership days of the year 2025.



SENIOR UNSECURED BOND MATURITY
CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
Q3-Q4 2024
2025
2026
2027
2028
2029
2030
2031
2032
After refinancing of Nordea facility & Senior Unsecured Bond
Q3-Q4 2024
2025
2026
2027
2028
2029
2030
2031
2032

DSX LISTED NYSE

Source: Company information

Recent Chartering Activity*



Weighted average contracted charter rate ($ per day)
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$15,400
1 vsl
316 days
$15,455
6 vsls
259 days
$28,700
1 vsl
438 days
ULTRAMAX
PANAMAX, KAMSARMAX, POST-PANAMAX
NEWCASTLEMAX

VESSEL	TYPE	BUILT	RATE
Electra	Post-Panamax	2013	$14,000
Los Angeles	Newcastlemax	2012	$28,700
Polymnia	Post-Panamax	2012	$17,500
Atalandi	Panamax	2014	$14,600
DSI Polaris	Ultramax	2018	$15,400
Myrsini	Kamsarmax	2010	$17,100
Alcmene	Post-Panamax	2010	$13,150
Alcmene	Post-Panamax	2010	$13,350



Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Q2/26

Previous Charter Period　　Fixed Period **

*From May 28, 2024 until July 24, 2024

**Average Period calculated based on earliest redelivery date

Source: Company's filings with the U.S. Securities and Exchange Commission

DSX LISTED NYSE

Disciplined & Non-Speculative Chartering Strategy

Average Daily TC Rate of Fixed Revenues US$17,138***
For the remaining of 2024

26% unfixed days***
for the remaining of 2024

Average contract duration***
1.34 years

Secured Revenues US$76.8m***
for the remaining of 2024

VESSEL	TYPE	RATE
Fleet Average		*$16,464*
Florida*	Capesize	$25,900
Crystalia	Panamax	$13,900
P.S. Palios	Capesize	$27,150
Electra	Post-Panamax	$14,000
Los Angeles	Newcastlemax	$28,700
New Orleans*	Capesize	$20,000
Leonidas P. C.	Kamsarmax	$17,000
DSI Pollux	Ultramax	$14,000
Polymnia	Post-Panamax	$17,500
Seattle	Capesize	$17,500
DSI Phoenix	Ultramax	$16,500
DSI Polaris	Ultramax	$15,400
Atalandi	Panamax	$14,600
Philadelphia	Newcastlemax	$22,500
Ismene	Panamax	$12,650
Newport News	Newcastlemax	$20,000
Leto	Panamax	$16,000
Selina	Panamax	$16,000
DSI Andromeda*	Ultramax	$13,500
Medusa	Kamsarmax	$14,250
Myrsini	Kamsarmax	$17,100
San Francisco	Newcastlemax	$22,000
DSI Aquarius	Ultramax	$14,500
Semirio	Capesize	$14,150
Maera	Panamax	$13,750
Myrto	Kamsarmax	$12,650
Amphitrite	Post-Panamax	$15,000
DSI Aquila	Ultramax	$12,500
Santa Barbara*	Capesize	$21,250
DSI Pyxis	Ultramax	$14,250
New York	Capesize	$16,000
Phaidra	Post-Panamax	$12,250
DSI Altair	Ultramax	$13,800
Astarte	Kamsarmax	$15,000
DSI Pegasus	Ultramax	$14,000
Alcmene	Post-Panamax	$13,350
Houston**	Capesize	$13,000
Maia	Kamsarmax	$13,500
G. P. Zafirakis	Capesize	$17,000


Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Current Chartering Period
Previous Chartering Period
Redelivery window
Dry docking
Off-hire

- Committed to a conservative chartering strategy since inception
- Medium to long-term time charters which are spread out to avoid clustered maturities
- The strategy provides earnings visibility and strengthens resilience to market downturns

*Bareboat chartered-in.
**Vessel has been sold and is expected to be delivered to her new Owners by September 16, 2024.
***As of June 30, 2024.
Source: Company

DSX LISTED NYSE

Financial Highlights for the 2nd Quarter 2024*

	2nd Quarter 2024	2nd Quarter 2023
TC Revenues	$56.0m	$67.4m
Adjusted EBITDA**	$23.2m	$32.9m
Net Income /(loss)	$(2.8m)	$10.4m
Earnings /(loss) Per Common Share, Diluted	$(0.04)	$0.09

	June 30, 2024	December 31, 2023
Cash, cash equivalents, time deposits and restricted cash	$140.0m	$161.6m
Long-term debt and finance liabilities, net of deferred financing costs	$613.5m	$642.8m

DSX
LISTED
NYSE

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**Further adjusted with Gain/(loss) on Warrants and Investments.

Summary of Selected Financial & Other Data*

	Three months ended June 30, 2024	2023
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	56.0	67.4
Voyage expenses	3.1	3.6
Vessel operating expenses	21.3	22.6
Net income / (loss)	(2.8)	10.4
Net income / (loss) attributable to common stockholders	(4.2)	8.9
Fleet data		
Average number of vessels	39.0	41.0
Number of vessels	39.0	41.0
Weighted average age of vessels	10.9	10.2
Ownership days	3,549	3,731
Available days	3,499	3,687
Operating days	3,496	3,678
Fleet utilization	99.9%	99.8%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,106	17,311
Daily vessel operating expenses***	5,993	6,057

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DSX LISTED NYSE

Summary of Selected Financial & Other Data*

	Six months ended June 30, 2024	2023
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	113.6	140.0
Voyage expenses	6.4	7.4
Vessel operating expenses	42.1	42.8
Net income / (loss)	(0.7)	33.1
Net income / (loss) attributable to common stockholders	(3.6)	30.2
Fleet data		
Average number of vessels	39.4	41.3
Number of vessels	39.0	41.0
Weighted average age of vessels	10.9	10.2
Ownership days	7,162	7,468
Available days	7,112	7,407
Operating days	7,078	7,377
Fleet utilization	99.5%	99.6%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,078	17,910
Daily vessel operating expenses***	5,883	5,726

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Current Debt Profile*


CREDIT FACILITIES MATURITIES
SLB PURCHASE OBLIGATION
SENIOR UNSECURED BOND MATURITY
CREDIT FACILITIES AMORTIZATION
SLB AMORTIZATION
US$ million
200
180
160
140
120
100
80
60
40
20
0
Q3-Q4 2024
2025
2026
2027
2028
2029
2030
2031
2032
$24.4
$4.8
$50.2
$9.8
$50.2
$10.2
$50.2
$10.7
$37.3
$40.3
$11.2
$3.8
$150.0
$33.2
$11.6
$64.8
$26.0
$12.7
$10.2
$3.8
$6.7
$24.4
$2.8


PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
2024
2025
2026
2027
2028
2029
2030
2031
2032
$150.0
$123.5
$347.6
$150.0
$113.7
$297.4
$150.0
$103.4
$247.1
$150.0
$92.8
$196.9
$150.0
$81.6
$119.3
$70.0
$82.3
$33.8
$4.8
$27.2
$1.0

DSX LISTED NYSE

* Subject to mutual agreement on margin reset in year 2027 regarding the US$100 million facility with DNB Bank.

Source: Company

Breakeven vs Estimated Revenue for the remainder of 2024 & 2025*

Daily Estimated Cash Uses vs TC Revenues



+$868
+$577
$16,920
$17,211
$5,883
$4,239
$2,775
$1,730
$895
$418
$403
$16,343
Unfixed $16,307
Fixed $17,138
Unfixed $16,582
Fixed $18,983
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2024
2025
Average Daily TC Rate***

FFA rates as of July 26, 2024

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q3 2024	$17,500	$14,600	$16,000	$14,600	$23,500	$28,200
Q4 2024	$17,600	$15,700	$17,000	$15,700	$26,900	$32,300
Q1 2025	$14,200	$12,800	$14,200	$12,800	$16,100	$19,400
Q2 2025	$15,700	$14,200	$15,500	$14,200	$21,200	$25,500
Q3 2025	$15,600	$13,900	$15,200	$13,900	$24,600	$29,500
Q4 2025	$15,800	$13,600	$14,900	$13,600	$24,500	$29,400

Estimated Cash Uses vs TC Revenues (2024)



+$3.5
$102.8
$35.8
$25.8
$16.9
$10.5
$5.4
$2.5
$2.4
$99.3
Unfixed $26.0
Fixed $76.8
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2024
TC Revenues***

Estimated Cash Uses vs TC Revenues (2025)



+$12.0
$238.7
$81.6
$58.8
$38.5
$24.0
$12.4
$5.8
$5.6
$226.7
Unfixed $169.8
Fixed $68.9
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Dry-dock provision
Preferred Dividend
FCF Breakeven**
2025
TC Revenues***

DSX LISTED NYSE

* From July 24, 2024
** As of June 30, 2024
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
Source: Company's filings with the U.S. Securities and Exchange Commission

Dividend payout since 2021



Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2021 = $2.640 per common share
Cumulative dividend payout
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$0.100
$0.200
$0.459
$0.250
$0.275
$0.175
$0.150
$0.184
$0.150
$0.150
$0.101
$0.150
$0.075
$0.070
$0.075
$0.075
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

DSX LISTED NYSE

Source: Company

Dry Bulk Market Overview



12 month TC Rates
Capesize
Panamax
Supramax
US$/day*
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-2016
May-2016
Sep-2016
Jan-2017
May-2017
Sep-2017
Jan-2018
May-2018
Sep-2018
Jan-2019
May-2019
Sep-2019
Jan-2020
May-2020
Sep-2020
Jan-2021
May-2021
Sep-2021
Jan-2022
May-2022
Sep-2022
Jan-2023
May-2023
Sep-2023
Jan-2024
May-2024

*Source: Clarksons SIN

Comments

- Demand growth in the Atlantic, in iron ore from Brazil, bauxite from Guinea, manganese Ore from Ghana and Gabon as well as grain products.
- Increased bulk commodity shipments to India and China.
- Red Sea disruption increasing ton-mile demand.
- Reappearance of congestion mainly at South American loading ports.
- Significant investments in new and existing production facilities for iron ore, bauxite, manganese ore and grains is expected to continue support further increase in ton-mile demand.

DSX LISTED NYSE

Key demand drivers


GDP growth
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
% yr/yr
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
e2024


Dry bulk trades
Iron ore
Minor bulk
Grains & Soybeans
Coal
30,000
25,000
20,000
15,000
10,000
5,000
0
Billion ton-miles
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
e2024

Expected GDP growth

	2024e	2025e
	5.0%	4.5%
	6.8%	6.5%
	2.7%	1.9%
	0.8%	1.5%
	3.2%	3.3%

- The grain trade has shown steady growth over the past decade.
- Iron ore trade continues to be robust, driven by strong demand from China and other emerging markets.
- We might have a small contraction in 2025.
- Coal trade remains significant, with demand from various regions including China and India.
- Minor bulk trade has contributed to overall growth, reflecting the diverse demand for various bulk commodities.

DSX LISTED NYSE

Source: Clarksons SIN

Dry bulk orderbook

The dry bulk orderbook is near the 20-year low point, total orderbook as % of total fleet is 9.4%

Dry bulk orderbook in million DWT



Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD

Dry bulk orderbook in million DWT



Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD

DSX LISTED NYSE

Source: Clarksons SIN

Positive and negative factors impacting the dry bulk shipping industry

On the positive side:

- Firm Atlantic trade in iron ore, bauxite, manganese ore and grains.
- Sailing restrictions in the Panama Canal.
- Red Sea risks of attack increasing ton miles.
- Increase in congestion.
- Even slower operating speeds.
- Continued growth in Asia (outside China).

On the negative side:

- Possibility of new geopolitical disruptions and tight monetary policies leading to a worldwide recession.
- Projected lower demand growth in 2025, compared to bulk carrier fleet growth.
- Easing of tensions in the Middle East, allowing again free and safe transits through the Red Sea.
- Possibility of development of a trade war between major trading nations such as the US and China.

DSX
LISTED
NYSE

Industry Leading ESG Structure

Environmental

- Implementing fleet decarbonization and modernization plans.
- Transparent emission data sharing with stakeholders.
- Investing in eco-friendly technologies and next-generation fuels.

Average Efficiency Ratio weighted average[1]



3.46
3.16
3.16
3.03
2.97
2019
2020
2021
2022
2023

SASB | POSEIDON PRINCIPLES | IMO SUSTAINABLE SHIPPING SUSTAINABLE PLANET | INTERMEPA | HELMEPA | GLOBAL MARITIME FORUM

Social

- Promote a safe and "just" culture, through proactive engagement.
- We invest in continuous training and development of both onshore and seagoing personnel.
- Developed equality, diversity and inclusion program to foster a positive and equitable work environment.

Trainings on 68 non mandatory topics with 7,634 participating seafarers[2]

Lost time incident frequency[1]



1.0
1.2
0.7
0.3
0.1
2019
2020
2021
2022
2023

ALL ABOARD ALLIANCE | DIVERSITY AT SEA | Together for Good | The Neptune Declaration on Seafarer Wellbeing and Crew Change

Governance

- Strong corporate culture of ethics and integrity.
- Adopting a Sanctions Compliance Policy and the MACN Anti-corruption policy.
- Adherence to NYSE governance standards.
- Majority independent Board, two female board members, including CEO.
- Consistency in annual sustainability reporting adhering to recognized frameworks i.e. SASB, TCFD, GRI, SDGs.

ZERO FINES OR SANCTIONS

61.9% MALE **&** **38.1%** FEMALE

ON-SHORE GENDER DIVERSITY BREAKDOWN[2]

MACN



2021
ESG
ESG

DSX LISTED NYSE

Source: Company
Note 1) Vessels managed by Diana Shipping Services S.A.
Note 2) For the year ended December 31, 2023.

Summary

Leading pure play dry bulk carrier company…

Legacy
safely navigated through shipping cycles since 1972

Listed on NYSE
since 2005

Experienced management team
ready to deliver on the challenges of the shipping industry

Excellent ongoing stakeholder engagement
maintaining its high reputation and strong relationships

Rewarding our shareholders
with attractive cash and in-kind dividends, whenever possible.

…with a consistent , non-speculative and disciplined strategy

Consistently staggered
chartering strategy targeting quality counterparts

Maintaining a solid balance sheet
with strong cash position of US$140m and net LTV of 38%

Countercyclical approach
through strengthening the balance sheet in strong markets. No restructuring at any time in the cycle

Focusing on a modern high quality fleet
to ensure efficient operations

ESG Strategy
a strong ethical culture a solid governance, and advanced digitalization initiatives, ensuring long-term excellence

DSX
LISTED
NYSE

Q & A

DSX
LISTED
NYSE

Appendix

- Income Statement for the three months ended June 30, 2024 and June 30, 2023
- Income Statement for the six months ended June 30, 2024 and June 30, 2023
- Balance Sheet as of June 30, 2024 and December 31, 2023
- Organization Structure
- Reputable charter counterparts

DSX
LISTED
NYSE

Income Statement*

	Three months ended June 30, 2024	2023
	(unaudited)	
	in million of US Dollars	
REVENUES:		
Time charter revenues	$ 56.0	$ 67.4
OPERATING EXPENSES		
Voyage expenses	3.1	3.6
Vessel operating expenses	21.3	22.6
Depreciation and amortization of deferred charges	11.0	13.4
General and administrative expenses	8.2	8.0
Management fees to related party	0.3	0.3
Other operating (income)/loss	(0.1)	-
Operating income, total	$ 12.2	$ 19.5
OTHER INCOME / (EXPENSES):		
Interest expense and finance costs	(11.6)	(12.2)
Interest and other income	2.0	2.0
Loss on extinguishment of debt	-	(0.7)
Gain on deconsolidation of subsidiary	-	0.8
Gain/ (Loss) on investments	(3.5)	0.8
Loss on warrants	(2.1)	-
Gain from equity method investments	0.2	0.2
Total other expenses, net	(14.9)	(9.1)
Net income/ (loss)	$ (2.8)	$ 10.4
Dividends on series B preferred shares	$ (1.4)	$ (1.4)
Net income/ (loss) attributable to common stockholders	$ (4.2)	$ 8.9
Earnings/ (Loss) per common share, basic	$ (0.04)	$ 0.09
Earnings/ (Loss) per common share, diluted	$ (0.04)	$ 0.09

* The statement may include rounding differences

DSX LISTED NYSE

Income Statement*

	Six months ended June 30, 2024 (unaudited)	2023
	in million of US Dollars	
REVENUES:		
Time charter revenues	$ 113.6	$ 140.0
OPERATING EXPENSES		
Voyage expenses	6.4	7.4
Vessel operating expenses	42.1	42.8
Depreciation and amortization of deferred charges	22.1	26.7
General and administrative expenses	16.7	15.7
Management fees to related party	0.7	0.6
Gain on Sale of Vessels	(1.6)	(5.0)
Other operating income	(0.4)	(0.2)
Operating income, total	$ 27.6	$ 52.1
OTHER INCOME / (EXPENSES):		
Interest expense and finance costs	(23.7)	(23.8)
Interest and other income	3.8	3.7
Gain from derivatives	0.4	-
Loss on extinguishment of debt	-	(0.7)
Gain on deconsolidation of subsidiary	-	0.8
Gain / (loss) on investments	(1.8)	0.8
Loss on warrants	(6.8)	-
Gain/ (Loss) from equity method investments	(0.2)	0.2
Total other expenses, net	(28.3)	(19.0)
Net income/ (loss)	$ (0.7)	$ 33.1
Dividends on series B preferred shares	$ (2.9)	$ (2.9)
Net income/ (loss) attributable to common stockholders	$ (3.6)	$ 30.2
Earnings/ (Loss) per common share, basic	$ (0.03)	$ 0.31
Earnings/ (Loss) per common share, diluted	$ (0.03)	$ 0.30

* The statement may include rounding differences

DSX LISTED NYSE

Balance Sheet*

		June 30, 2024		December 31, 2023
		(unaudited)		
ASSETS		in millions of US Dollars		
Cash, cash equivalents, restricted cash and time deposits	$	140.0	$	161.6
Investments in equity securities		-		20.7
Other current assets		49.2		19.9
Fixed assets		895.1		924.5
Investments in related parties and equity method investments		49.2		24.1
Other noncurrent assets		14.9		15.6
Total assets	$	**1,148.5**		**1,166.4**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Long-term debt and finance liabilities, net of deferred financing costs	$	613.5 *	$	642.8
Other liabilities		35.2		34.6
Total stockholders' equity		499.9		489.0
Total liabilities and stockholders' equity	$	**1,148.5**		**1,166.4**

* The statement may include rounding differences

DSX
LISTED
NYSE

Organization structure


Diana Shipping Inc.1
(NYSE: DSX)
48 SPCs
Diana Shipping Services S.A.
Diana Ship Management Inc.
Komi Shipping Company Inc. & Diana General Partner Inc.
49%
OceanPal Inc. (NASDAQ: OP)
Diana Energize Inc.
Cebu Shipping Company Inc.
Wilhelmsen Ship Management
50%
50%
DIANA WILHELMSEN Management Limited
25%
Bergen Ultra LP (m/v DSI Drammen)
45.87%
windward offshore
24%
Cohen Global Maritime Inc. (manning agency business)

DSX LISTED NYSE

Note 1) 100% owned if not indicated otherwise

Reputable charter counterparts

NYK LINE NIPPON YUSEN KAISHA

GLENCORE

LDC. Louis Dreyfus Company

COSCO SHIPPING

VITERRA THE AGRICULTURE NETWORK

MOL Mitsui O.S.K. Lines

RioTinto

BHP

SWISSMARINE

"K" LINE KAWASAKI KISEN KAISHA, LTD.

BUNGE

COBELFRET

KOCH

Cargill

DSX LISTED NYSE

Source: Company